15027411

SECURITIES A[illegible]
Was[illegible]

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 28 2015
WASH. D.C.
189

tx 8/28

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2014 (MM/DD/YY) AND ENDING 06/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST MIDSTATE INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
306 N. Main Street, Suite 3
(No. and Street)

Bloomington	Illinois	61701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul D. Brown (309) 829-3311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kerber, Eck & Braeckel LLP CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

1000 Myers Building	Springfield	Illinois	62701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aB

OATH OR AFFIRMATION

I, Paul D. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Midstate Incorporated, as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

OFFICIAL SEAL
JANET STAUFFER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/16/18

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kerber, Eck & Braeckel LLP

CPAs and Management Consultants

FIRST MIDSTATE INCORPORATED

FINANCIAL REPORT

JUNE 30, 2015

CONTENTS

Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To Paul Brown, President
First Midstate, Inc.

We have audited the accompanying statement of financial condition of First Midstate, Inc. (a Delaware corporation), as of June 30, 2015, that is filed pursuant to Rule 17A-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. First Midstate, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of First Midstate, Inc. as of June 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

Kerber, Eck + Braeckel LLP

Springfield, Illinois
August 19, 2015

FIRST MIDSTATE INCORPORATED

STATEMENT OF FINANCIAL CONDITION
June 30, 2015

ASSETS

Cash	$ 42,632
Accounts receivable:	
Securities sold, customer	4,563,688
Securities sold, broker	10,164,202
Other	34,000
Security deposit	1,000
Investment in marketable securities	1,052,723
Prepaid expenses and other assets	9,263
Property and equipment, net of accumulated depreciation and amortization of $621,794	68,944
	$ 15,936,452

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable:	
Securities purchased	$ 14,499,903
Trade	140,826
Accrued state income tax	24,562
Wages payable	65,036
Other accrued expenses	174,890
	$ 14,905,217

STOCKHOLDER'S EQUITY

Common stock, no par value; authorized 2,000 shares; issued and outstanding 1,000 shares	$ 25,000
Retained earnings	1,006,235
	$ 1,031,235
	$ 15,936,452

See Notes to Financial Statements.

FIRST MIDSTATE INCORPORATED

NOTES TO FINANCIAL STATEMENTS

June 30, 2015

Note 1. Nature of Business, Use of Estimates and Significant Accounting Policies

Nature of business:

First Midstate Incorporated is an investment banking firm predominantly involved with the underwriting of bond issues and consulting on the issuance of bonds for governmental units in the State of Illinois.

Management has evaluated the need for subsequent event recognition or disclosure through August 19, 2015, the date the financial statements were available to be issued.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant accounting policies:

Revenue recognition:

In accordance with generally accepted accounting principles, the Company records securities transactions on a trade-date basis.

Cash and cash equivalents:

For purposes of reporting cash flows, the Company considers all Treasury bills and bank repurchase agreements purchased with a maturity of three months or less to be cash equivalents.

Allowance for doubtful accounts:

The Company considers all receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Investments:

Marketable equity securities are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Realized and unrealized gains or losses on these investments are recognized as net trading gains or losses on the income statement.

Note 1. Nature of Business, Use of Estimates and Significant Accounting Policies - continued

Property and equipment:

Property and equipment is stated at cost. Depreciation is computed on the straight-line method over the following estimated useful lives:

	Years
Automobiles	5
Office equipment	3-7

It is the Company's policy to include amortization expense on assets with depreciation expense.

Advertising:

Advertising costs are charged to operations when incurred and amounted to $4,355 for the year ended June 30, 2015.

Note 2. Cash

Included in cash at June 30, 2015 is approximately $20,612, which represents amounts segregated in "Special Bank Accounts for the Exclusive Benefit of Customers." No amount was required to be on deposit in the "Special Reserve Bank Accounts" at June 30, 2015, in accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

Note 3. Broker and Customer Receivables

The Company maintained receivables from customers of $4,563,688 and brokers of $10,164,202 and related payables to issuers of $14,499,903 for 5 underwriting transactions which had not settled as of June 30, 2015. These transactions were recorded on the trade date as prescribed by generally accepted accounting principles.

Note 4. Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances at a financial institution in Bloomington, Illinois. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At June 30, 2015, the Company did not have any uninsured cash balances. This amount does not reflect reductions for outstanding checks not yet presented to the banks for payment.

Note 5. Investments and Fair Value Measurements

The Company held 167,785 shares of Sprott Physical Silver Trust and 1,500 shares of Central Fund of Canada Limited Class A at June 30, 2015.

Note 5. Investments and Fair Value Measurements - continued

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unoberservable inputs should be developed based on the best information available in circumstances and may include the Company's own data).

The following table presents the Company's fair value hierarchy for those assets at fair value on a recurring basis as of June 30, 2015. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. No Level 2 or 3 inputs were available to the Company.

Level 1 Fair Value Measurements

The fair values at June 30, 2015 for Level 1 investments are summarized as follows:

	June 30, 2015 Level 1
Sprott Physical Silver Trust (Level 1)	$ 1,035,233
Central Fund of Canada Ltd Class A, (Level 1)	17,490
	$ 1,052,723

Note 6. Property and Equipment

	Acquisition Cost	Accumulated Depreciation and Amortization	Net
Automobiles	$ 121,312	$ 89,571	$ 31,741
Office furniture and equipment	569,426	532,223	37,203
	$ 690,738	$ 621,794	$ 68,944

Depreciation and amortization expense was $22,378 for the year ended June 30, 2015.

Note 7. Related Party Transactions

The Company leases its office building from a related party under a year-to-year lease and paid a monthly rental of $20,000. The related party is the President of the Company. The Company is responsible for interior maintenance and/or alterations, utilities and liability insurance. The total rent expense relative to this lease included in occupancy and equipment costs and the amount paid to the related party for the year ended June 30, 2015 is $240,000. The Company has paid a security deposit of $1,000 to the owner of the building.

Related parties of the Company purchased bonds underwritten by the Company at par value plus accrued interest which equals the Company's cost. Total purchases by the related parties for the year ended June 30, 2015 were $15,055. The related party in this instance is the wife of the President.

Note 8. Income Taxes

The Company has elected to be taxed under sections of the Internal Revenue Code which provide that, in lieu of corporation income taxes, the stockholder separately accounts for his pro rata shares of the Company's items of income, deduction, losses and credits. Therefore, these statements do not include any provision for regular corporation federal and state income taxes. This election changed the Company's tax year end to December 31, while the financial reporting year end remains June 30.

The Company is subject to the Illinois personal property replacement tax and this expense is reflected in the financial statements.

Note 9. Minimum Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2015, the Company had net capital of $618,478 which was $518,478 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .66 to 1.

Note 10. Contingencies

In the normal course of business, the Company's clearing activities involve the execution, settlement and financing of customers' securities transactions. These activities may result in off-balance-sheet-credit risk in the event the customers are unable to fulfill their contracted obligations.